# Tradeweb LLC
## Statement of Financial Condition
## December 31, 2016 (in thousands)
## (Confidential treatment requested)

**Assets**

| | | |
|---|---:|---:|
| Cash | $ | 45,723 |
| Accounts receivable, net of allowance | | 22,288 |
| Receivable from affiliates | | 100 |
| Other assets | | 456 |
| Total assets | $ | 68,567 |

**Liabilities and Member's Capital**

| | | |
|---|---:|---:|
| Deferred revenue | $ | 68 |
| Accounts payable and accrued expenses | | 1,547 |
| Accrued compensation | | 19,600 |
| Payable to affiliates | | 7,147 |
| Total liabilities | | 28,362 |
| Member's capital | | 40,205 |
| Total liabilities and member's capital | $ | 68,567 |

The accompanying notes are an integral part of these financial statements.